Exhibit 8.1
SUBSIDIARIES OF THE REGISTRANT

Name	Business name	Jurisdiction of incorporation
TAM Linhas Aéreas S.A.	TAM Linhas Aéreas	Brazil
Fidelidade Viagens e Turismo Ltda.	TAM Viagens	Brazil
Transportes Aereos del Mercosur S.A.	TAM Mercosur	Paraguay
TAM Capital Inc.	TAM Capital	Cayman Islands
TAM Financial Services Ltd.	TAM Financial	Cayman Islands